Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities Fund, Inc.

SIGULER GUFF SMALL BUSINESS CREDIT OPPORTUNITIES FUND, INC.
825 THIRD AVENUE, 10TH FLOOR,
NEW YORK, NY 10022

SEPTEMBER 21, 2018

VIA EDGAR

Kathy Churko
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Re:	Staff Comments on Form 10-K Filings of Siguler Guff Small Business Credit Opportunities Fund, Inc. (File No. 814-01157)

Dear Ms. Churko:

Set forth below are our responses to the comments (restated in italics below) that you imparted during the telephone conversation with us on August 21, 2018.  Thank you for letting us know your comments and for giving us this opportunity to respond to your comments with this letter (“Response Letter”).

We request, pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Commission’s regulations regarding confidentiality treatment procedures under 5 U.S.C. §552 (“FOIA”), that the Response Letter be afforded confidential treatment, as it contains confidential business and otherwise sensitive information that is protected from disclosure under FOIA.  We respectfully request that we be notified in advance in the event that the Commission, for any reason, considers disclosing the information contained in this Response Letter to a third party, so that we may substantiate the foregoing request for confidential treatment under Rule 83.

In accordance with Rule 83, this Response Letter and accompanying Appendices are marked at the bottom of each page with the identifying code and numbers S0001 to S0008 and the legend “Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities Fund, Inc.”

Pursuant to Rule 83, a copy of this request (but not the Response Letter) is also being delivered to the Office of Freedom of Information and Privacy Act at the Commission in connection with the confidential treatment request.

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities, Inc.

S0001

Annual Reports on Form 10-K for the Years Ended December 31, 2017, 2016 and 2015

1.	Comment: Please confirm that the Fund’s net asset value (“NAV”) at inception was $0.00 per share.

Response:     Confirmed.  The Fund’s structure is similar to that of a closed-end private equity fund and, generally, funds its operations by calling capital from its investors.  At the time of its inception, the Fund had not yet called capital from its investors, which resulted  in a $0.00 NAV.

2.
Comment:    The Consolidated Statement of Operations disclosed at Item 6 includes a footnote (1) which states that “Given the Fund’s similarities to a non-registered close- ended fund, the Fund calculated total return as the change in the Fund’s capital over the year/period ended, and adjusted for stockholder contributions and distributions during the year/period. The Fund noted that the total return calculated under the typical method for a registered investment company resulted in a total return of 104.61% as of December 31, 2017, 176.89% as of December 31, 2016 and 6,467,902% as of December 31, 2015. The Fund determined this did not appropriately represent the performance of the Fund, and thus calculated the total return based on the change in value of a theoretical investment at the beginning of the year by geometrically linking the cash flows, which is a method more commonly used by non-registered funds.” Please explain how (a) the return in footnote (1) was calculated and (b) the 6,467,902% return shown for the year ended December 31, 2015 is beneficial disclosure for the investors of the Fund. Please provide backup for how all returns in the 10-K are calculated.

Response:     Regarding the Total Return shown in the table of the Financial Highlights section of the Notes to the Consolidated Financial Statements, the Total Return for the Fund for the years ended 2015 ((21.31)%), 2016 (5.34%) and 2017 (8.47%) was calculated by geometrically linking the Fund’s cash flows (the change in the Fund’s capital over the year/period ended, and adjusted for stockholder contributions and distributions during the year/period), which is a method more commonly used by non-registered closed-end funds.

Regarding the returns for the years ended 2015 (6,467,902%), 2016 (176.89%) and 2017 (104.61%) described in the footnote (1) of the Notes to the Consolidated Financial Statements, the Fund interpreted total return to be calculated: as end of period NAV minus beginning of period NAV divided by beginning of period NAV. The Fund determined the metric to not be meaningful to its investor and accordingly disclosed the geometrically linked total return as referenced above. For future filings, the Fund will remove reference to the returns described in footnote (1) of the Notes to the Consolidated Financial Statements. Please see the attached Appendix A for backup documentation on the Total Returns as shown in the table to the Financial Highlights section of the Notes to the Consolidated Financial Statements and Appendix B for backup documentation of the returns described in the footnote (1) of the Notes to the Consolidated Financial Statements.

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities, Inc.

S0002

Ms. Kathy Churko
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
September 21, 2018

3.
Comment:    Please confirm that the ratios disclosed under the Financial Highlights table in the Note to Consolidated Financial Statements related to total expenses and net investment income/loss after income tax benefit/expenses include income tax expense.

Response:    Income tax expense is not included in the ratios of total expenses to average net assets before (and after) Investment Management Fee Waived (4.03% and 3.99%, respectively, for the year ended 2017). However, income tax is included in the ratio of net investment income/loss after income tax benefit/expense to average net assets (7.71% for the year ended 2017).

4.	Comment: Please explain whether the Fund needs to seek exemptive relief with respect to its co-investment activity.

Response:     The Fund has not sought exemptive relief with respect to its co-investment activity, as the Fund believes the types of transactions it enters into are not prohibited under Section 57 of the Investment Company Act of 1940 (“the Act”).  The Fund has given careful consideration to the requirements of Section 57, including obtaining a legal opinion from counsel to the Fund to the effect that the Funds’ co-investment activity should not be viewed as prohibited under the Act, and implementing procedures requiring the oversight of the Fund’s independent board of directors for co-investment transactions made by the Fund.  The Fund reports all transaction activity to the independent board of directors on an at least quarterly basis and regularly communicates with the independent board of directors regarding its co-investment activity.  The Fund will continue to consider the applicability of the Act to its co-investment activity.

5.
Comment:     In Note 2 to the Financial Statements, the Fund discloses that it holds Level 1 and Level 3 fair valued assets and that it has observable inputs for certain Level 3 assets.  Please explain why such assets held by the Fund are not categorized as Level 2 assets.

Response:     All assets held by the Fund for the years ended 2016 and 2017 were categorized as Level 3 assets for which the fair value was calculated without using observable inputs (with the exception of the Fund’s Money Market holding, which was categorized as a Level 1 asset). While all Fund assets are viewed as Level 3, some of the Level 3’s were valued using recent transaction pricing in privately negotiated deals, and were therefore excluded from the significant unobservable inputs table. For future filings, the Fund will consider clarifying in the Unobservable Inputs table under Note 2 to the Consolidated Financial Statements that none of the Fund’s assets are considered to be Level 2 assets, when applicable.

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities, Inc.

S0003

Ms. Kathy Churko
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
September 21, 2018

6.	Comment: Throughout the 10-K, the Fund is referred to as both “SBCOF” and “the Company.” Please consider conforming the definition of the Fund throughout the filing.

Response:      For future filings, the Fund will conform the definition of the Fund throughout the 10-K.

7.	Comment: Please reference the 2013-2014 AICPA Audit Risk Alert and disclose both the payment-in-kind rate and the interest rate for all Fund assets listed in the schedule of investments.

Response:     For future filings, the Fund will more clearly disclose the payment-in-kind (“PIK”) rate, where applicable, for each Fund investment in the Schedule of Portfolio Investments.

8.	Comment: Please confirm which LIBOR rate is being used in the Fund’s schedule of investments.

Response:     The LIBOR rates in the Schedule of Portfolio Investments for all Fund investments for the year ended 2017 are based on the 1-month U.S. LIBOR.  For future filings, the Fund will clearly disclose the LIBOR rate being used, where applicable, for each Fund investment, in the Schedule of Portfolio Investments.

9.	Comment: Please confirm why the professional fees paid by the Fund, as disclosed in the financial statements, were higher in 2016 than in 2015 and 2017.

Response:     Professional fees paid by the Fund in 2015 as compared to 2016 were lower primarily due to 2015 being a partial operating year for the Fund, whose inception was in October of 2015, as compared to a full year of operations during 2016.   Professional fees paid by the Fund in 2017 were lower as compared to 2016 primarily due to the Fund’s decrease in its use of external service providers (e.g. external law firms) and reduced fees charged to the Fund by external service providers (e.g. tax services).

10.	Comment: Please confirm that the Fund’s schedule of investments reflects an assessment of the Fund’s requirements with respect to subsidiaries under Items 3-09 and 4-08 of Regulation S-X.

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities, Inc.

S0004

Ms. Kathy Churko
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
September 21, 2018

Response:    The Fund makes only debt investments and, as such, does not own more than 25% or 50% of the outstanding voting securities of investee companies.

Should you have any questions or comments, please call me at 646-439-1583.

Very truly yours,

/s/Daniel Whitcomb
Daniel Whitcomb
Chief Compliance Officer

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities, Inc.

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Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities Fund, Inc.

APPENDIX A	SBCOF Total Return Calculation - Final (Financial Highlights)

		2015 Total Return
							Percent Return
Date	Contributions	Distributions	Cash Flows	Beginning Value	Period Return	Ending Value	PTD	YTD
10/1/2015	-	-	-	-	-	-	0.00%	0.00%
10/31/2015	2,456,600	-	2,456,600	2,456,600	(466,503)	1,990,097	-18.99%	-18.99%
11/30/2015	54,741	-	54,741	2,044,838	(58,312)	1,986,525	-2.85%	-21.30%
12/31/2015	2,463,338	-	2,463,338	4,449,863	(373)	4,449,490	-0.01%	-21.31%
	4,974,679	-	4,974,679	-	(525,189)	4,449,490

		2016 Total Return
							Percent Return
Date	Contributions	Distributions	Cash Flows	Beginning Value	Period Return	Ending Value	PTD	YTD
1/1/2016	5,112,782	-	5,112,782	9,562,272	-	9,562,272	0.00%	0.00%
1/31/2016	333	-	333	9,562,605	56,459	9,619,064	0.59%	0.59%
2/29/2016	-	-	-	9,619,065	61,329	9,680,394	0.64%	1.23%
3/31/2016	-	-	-	9,680,393	68,620	9,749,013	0.71%	1.95%
4/30/2016	-	-	-	9,749,013	6,832	9,755,845	0.07%	2.02%
5/31/2016	-	-	-	9,755,845	53,456	9,809,301	0.55%	2.58%
6/30/2016	704,585	-	704,585	10,513,886	29,213	10,543,099	0.28%	2.86%
7/31/2016	1,143,979	-	1,143,979	11,687,078	(51,032)	11,636,046	-0.44%	2.42%
8/31/2016	-	-	-	11,636,046	20,386	11,656,432	0.18%	2.60%
9/30/2016	900,000	-	900,000	12,556,432	96,942	12,653,374	0.77%	3.39%
10/31/2016	-	-	-	12,653,374	(116,568)	12,536,806	-0.92%	2.43%
11/30/2016	-	-	-	12,536,806	(99,104)	12,437,702	-0.79%	1.62%
12/31/2016	4,550,000	-	4,550,000	16,987,702	621,394	17,609,096	3.66%	5.34%
	12,411,679.00	-	12,411,679.00	146,500,518.00	747,927.00	17,609,096.00

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities Fund, Inc.

S0006

APPENDIX A	SBCOF Total Return Calculation - Final (Financial Highlights)

		2017 Total Return
							Percent Return
Date	Contributions	Distributions	Cash Flows	Beginning Value	Period Return	Ending Value	PTD	YTD
1/1/2017	300,000	-	300,000	17,909,096	-	17,909,096	0.00%	0.00%
1/31/2017	-	-	-	17,909,096	(55,613)	17,853,483	-0.31%	-0.31%
2/28/2017	-	-	-	17,853,483	24,368	17,877,851	0.14%	-0.17%
3/31/2017	-	-	-	17,877,851	365,913	18,243,764	2.05%	1.87%
4/30/2017	6500150	-	6500150	24743913.9	(88,963)	24,654,951	-0.36%	1.50%
5/31/2017	-	-	-	24654950.72	26,946	24,681,896	0.11%	1.61%
6/30/2017	1,968,400	-	1,968,400	26,650,296	791,315	27,441,612	2.97%	4.63%
7/31/2017	-	-	-	27,441,612	(114,002)	27,327,610	-0.42%	4.20%
8/31/2017	-	-	-	27,327,610	(97,364)	27,230,245	-0.36%	3.82%
9/30/2017	-	-	-	27,230,245	779,395	28,009,640	2.86%	6.80%
10/31/2017	-	-	-	28,009,640	(182,745)	27,826,895	-0.65%	6.10%
11/30/2017	8,000,000	(7,311,442)	688,558	28,515,453	(58,717)	28,456,736	-0.21%	5.88%
12/31/2017	176,149	-	176,149	28,632,885	699,618	29,332,503	2.44%	8.47%
	16,944,699	(7,311,442)	9,633,257	-	2,090,150	29,332,503

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities Fund, Inc.

S0007

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities Fund, Inc.

APPENDIX B	SBCOF Return Calculation - Footnote 1

2015 Returns

Total Shares issued and outstanding	100,000

NAV, beginning of period (par value)	$0.00	Issuance of initial shares $0.001 par value
Net decrease in Net Assets from operations	(5.25)
Issuance of common stock	0.25
Receivable from stockholders	(0.25)
Net increase in Net Assets from capital stock transactions	69.93
Net Asset Value, End of Period	$64.68

Total Return	6467902%

2016 Returns

Total Shares issued and outstanding	100,000

NAV, beginning of period (par value)	$64.68
Net increase/decrease in Net Assets from operations	7.48
Net increase in Net Assets from capital stock transactions	106.93
Net Asset Value, End of Period	$179.09

Total Return	176.89%

2017 Returns

Total Shares issued and outstanding	100,000

NAV, beginning of period (par value)	$179.09
Net Investment Income/(Loss) after income tax (benefit)/expense	19.32
Net Realized Gain/(Loss) on Portfolio Investments	1.58
Net Increase/(Decrease) in Net Assets Resulting from Operations	20.90
Contributions from stockholder	166.45
Distributions to stockholder	(73.11)
Net Asset Value, End of Period	$293.33

Total Return	104.61%

Confidential Treatment Requested by Siguler Guff Small Business Credit Opportunities Fund, Inc.

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